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                                                CONTACT:   Eugene Melnyk
                                                           Chairman of the Board
                                                           Bob Podruzny
                                                           President
                                                           (416) 285-6000
FOR IMMEDIATE RELEASE:

        *BIOVAIL ACQUIRES EXCLUSIVE RIGHTS TO MARKET SPECTRAL'S CARDIAC
                             STATus(TM) IN CANADA*

TORONTO, Canada, July 2nd, 1999 - Biovail Corporation International (NYSE, TSE:
BVF) today announced that it has acquired from Spectral Diagnostics Inc. (NASDAQ: DIAGF, TSE: SDI) the exclusive rights to market Spectral's Cardiac STATus(TM) in Canada. Cardiac STATus(TM), a rapid, point of care diagnostic test, assists in the early identification of patients with heart attacks or other Acute Coronary Syndromes.

     Each year, approximately 750,000 Canadians go to hospital emergency departments complaining of chest pain. In a resource challenged environment such as the emergency department, early detection of Acute Myocardial Infarction
(AMI) is pivotal in determining treatment options, the timely commencement of which can save lives. Cardiac STATus(TM) will be marketed by Biovail's Canadian marketing division, Crystaal, complemented with selling and implementation support by Spectral.

     In 1998 Crystal entered into an exclusive distributorship of Retavase(TM) (reteplase -rPA) in Canada with Centocor Inc. Retavase is a fibrinolytic agent used to treat patients who suffer from heart attacks. Rolf Reininghaus, President of Crystaal, commented "The addition of Spectral's Cardiac STATus(TM) product line provides a strong synergy with Retavase and a strategic advantage in the Acute Coronary Syndromes market. We are now poised to become the market leader in this rapidly growing 50 million dollar market segment."

                                    - more -

                       BIOVAIL CORPORATION INTERNATIONAL

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5J 1J9
                     TEL (416) 285-6000 FAX (416) 285-6499


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     Crystaal will begin selling Cardiac STATus(TM) in July 1999. Crystaal's hospital and specialist group is currently marketing Tiazac(R), Biovail's once daily diltiazem formulation indicated for angina and high blood pressure, Retavase(TM), for the treatment of heart attack, and has secured the exclusive marketing rights to Corlopam(TM), an antihypertension agent for in-hospital use. Other products marketed by Crystaal consist of Brexidol(TM), a once daily analgesic product, and Celexa(TM) which is co-promoted with H. Lundbeck A/S of Copenhagen, Denmark for the treatment of depression. Crystaal also has the Canadian marketing rights for d-methylphenidate, a chiral preparation for the treatment of Attention Deficit Hyperactivity Disorder.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filing with the Securities and Exchange Commission.